SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2015

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

6 Jonathan Netanyahu St.,

Or Yehuda

Israel 60376

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXPLANATORY NOTE

An Extraordinary General Meeting of Shareholders of Vascular Biogenics Ltd. (the “Company”), will be held on Wednesday, February 11, 2015 at 5:00 p.m. (Israel time), at the principal executive offices of the Company at 6 Yoni Netanyahu St., Or Yehuda, Israel. In connection with the aforementioned Extraordinary General Meeting of Shareholders, the Company hereby furnishes the following documents:

1.	Notice of Extraordinary General Meeting of Shareholders of Vascular Biogenics Ltd. describing the proposals to be voted upon at the meeting and various other details related to the meeting, attached hereto as Exhibit 99.1.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: January 6, 2015	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

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EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit
99.1	Notice of Extraordinary General Meeting of Shareholders of Vascular Biogenics Ltd.

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Exhibit 99.1

VASCULAR BIOGENICS LTD.

6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON February 11, 2015

Dear Vascular Biogenics Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of shareholders of Vascular Biogenics Ltd., or the Company, to be held at 5:00 p.m. (Israel time) on Wednesday, February 11, 2015, at our offices at 6 Yoni Netanyahu St. Or Yehuda, Israel.

The Meeting is being called for the following purposes:

(1)	to elect Dr. Ron Cohen, M.D as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”); and

(2)	to elect Mr. Philip Serlin, CPA as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law.

The Board of Directors of the Company (the “Board”) recommends that you vote in favor of each of the above proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on Tuesday, January 13, 2015 are entitled to notice of and to vote at the meeting.

Please sign, date and mail the enclosed proxy card or vote by telephone in accordance with the instructions on your proxy card. The proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the proposals described above. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and this notice and accompanying proxy statement are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.

Sincerely,

Dr. Bennett M. Shapiro
Chairman of the Board of Directors

VASCULAR BIOGENICS LTD.

6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Vascular Biogenics Ltd. (the “Board”), to which we refer as Vascular Biogenics, or the Company, to be voted at an Extraordinary General Meeting of shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of shareholders. The Meeting will be held at 5:00 p.m. (Israel time) on Wednesday, February 11, 2015, at our offices at 6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Vascular Biogenics ordinary shares, on or about January 6, 2015.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Tuesday, January 13, 2015, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)	to elect Dr. Ron Cohen, M.D as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law-1999 (the “Companies Law”); and

(2)	to elect Mr. Philip Serlin, CPA as an external director of the Company, subject to, and in accordance with, the provisions of the Companies Law.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On January 4, 2015, we had 19,898,674 ordinary shares issued and outstanding (excluding treasury shares). Each ordinary share outstanding as of the close of business on the record date, Tuesday, January 13, 2015, is entitled to one vote upon each of the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Vote Required for Approval of each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposal One and Proposal Two requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a person that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. A “personal interest” of a shareholder includes an interest of any person in an action or transaction of the Company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the Company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

How You Can Vote

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card unless we receive it at our principal executive offices at 6 Yoni Netanyahu St. Or Yehuda, Israel Tel. +972-3-6346450 Fax. +972-3-6346449, or our registrar and transfer agent receives it not later than forty-eight (48) hours before the time fixed for the Meeting on February 11, 2015.

If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction card without giving specific instructions your shares will be voted in favor of the proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

If you have a personal interest in the approval of Proposal One or Proposal Two you must so indicate in writing (in the space provided on the proxy card), and you must contact our Company’s General Counsel at +972-3-6346450 or Fax; +972-3-6346449, who will advise you as to how to submit your vote for those proposal(s).

If your shares are held in a brokerage account or by a trustee or nominee, you are considered to be the beneficial owner of shares held in “street name,” and these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your shares

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to a proposal, a broker may not be permitted to instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”). In that circumstance, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on such proposal. Such shares have no impact on the outcome of the voting on such proposal.

If as a beneficial owner you believe that you possess a personal interest in the approval of Proposal One or Proposal Two, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Tuesday, January 13, 2015. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on January 13, 2015, or which appear in the participant listing of a securities depository on that date

If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC of New York, New York, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the General Counsel of the Company or to vote in person at the Meeting.

Solicitation of Proxies

A form of proxy for use at the Meeting is provided. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of the proposals and any other matters that may be presented to the Meeting, as described above.

Proxies are being distributed to shareholders on or about January 6, 2015. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.vblrx.com. The contents of that website are not a part of this Proxy Statement.

PROPOSALS ONE AND TWO

Election of External Directors

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” including companies with shares listed on the Nasdaq Global Market, are required to appoint at least two external directors who meet the qualification requirements in the Companies Law. Appointment of external directors must be made by a general meeting of the shareholders no later than three months following the completion of the initial public offering.

A person may not serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company or the most senior financial officer.

The term “affiliation” and similar types of prohibited relationships include (subject to certain exceptions) includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis (excluding insignificant relationships);

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “relative” is defined as a spouse, sibling, parent, grandparent, descendant; spouse’s descendant, sibling and parent; and the spouse of each of the foregoing.

The term “office holder” is defined as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director or manager directly subordinated to the general manager.

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child and for one year with respect to other relatives of the former external director.

If at the time at which an external director is appointed all members of the board of directors who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

Regulations promulgated under the Companies Law provide that an external director must meet certain professional qualifications or have financial and accounting expertise, and that at least one external director must have financial and accounting expertise. However, if at least one of the Company’s other directors: (1) meets the independence requirements of the U.S. Securities Exchange Act of 1934, as amended, (2) meets the standards of the Nasdaq Stock Market for membership on the audit committee and (3) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then neither of the external directors is required to possess financial and accounting expertise as long as both possess other requisite professional qualifications.

A director with financial and accounting expertise is a director who by virtue of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements so that he or she is able to fully understand the Company’s financial statements and initiate debate regarding the manner in which the financial information is presented. The regulations promulgated under the Companies Law define an external director with requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to his or her office as an external director in the company or (3) the director has at least five years of experience serving in any one of the following, or at least five years of cumulative experience serving in one of the following capacities: (a) a senior business management position in a company with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and thereafter, subject to the conditions set out in the regulations promulgated under the Companies Law, to further three year terms. An external director may be removed by the same special majority of the shareholders required for his or her election, if he or she ceases to meet the statutory qualifications for appointment or if he or she violates his or her fiduciary duty to the Company. An external director may also be removed by order of an Israeli court if the court finds that the external director is permanently unable to exercise his or her office, has ceased to meet the statutory qualifications for his or her appointment, has violated his or her fiduciary duty to the Company, or has been convicted by a court outside Israel of certain offenses detailed in the Companies Law.

An external director is entitled to compensation and reimbursement of expenses in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with serving as a director except for certain exculpation, indemnification and insurance provided by the Company, as specifically allowed by the Companies Law.

Both external directors are required to serve on the Company’s audit committee and compensation committee, and at least one external director is required to serve on each of the other committees of the Company’s Board that are authorized to exercise the powers of the Company’s Board.

Mr. Philip Serlin, CPA will serve as the Chairman of the Company’s audit committee and compensation committee. Dr. Ron Cohen, M.D will serve as a member of the Company’s audit committee and compensation committee.

Proposal One

The Board recommends the election of Dr. Ron Cohen, M.D as an external director of the Company.

The Board has previously determined that Dr. Ron Cohen, M.D satisfies the Companies Law’s external director requirements as well as the independent director requirements under the NASDAQ Listing Rules and the SEC rules.

Subject to the election of Dr. Cohen as an external director, Dr. Cohen shall be entitled to an annual cash compensation in accordance with regulations promulgated under the Companies Law, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board and its committees, where travel to and from these meetings will be reimbursed separately.

In addition, our Board has determined that, following his election as an external director and subject to obtaining the approvals required under the Companies Law with respect to grants of compensation to directors and meeting the requirements for compensation of external directors, the Company will to grant to Dr. Cohen options to purchase ordinary shares under our Employee Share Ownership and Option Plan (2014)as follows: (i) 30,000, upon nomination; (ii) 10,000, on the 1st anniversary of the nomination; and (iii) 10,000 on the 2nd anniversary of the nomination (each, “Date of Grant”). The options shall vest on a quarterly basis for a period of three years as of the Date of Grant. The exercise price would be equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the thirty trading day period prior to the grant date.

The Company has received a statement from Dr. Cohen in which he declares that he meets all of the requirements applicable to external directors as set forth in the Companies Law.

The following biographical information is provided with respect to Dr. Cohen and is based upon information furnished to the Company by Dr. Cohen.

Ron Cohen, M.D., is the Founder, President and Chief Executive Officer of Acorda Therapeutics, Inc. Previously. he was a principal in the startup and an officer of Advanced Tissue Sciences, Inc., a biotechnology company engaged in the growth of human organ tissues for transplantation. Dr. Cohen received his B.A. with honors in Psychology from Princeton University, and his M.D. from the Columbia College of Physicians & Surgeons. He completed his residency in Internal Medicine at the University of Virginia Medical Center, and is Board Certified in Internal Medicine. Dr. Cohen is a member of the Executive Committee of the Board of Directors and director of Emerging Company Section of Biotechnology Industry Organization (BIO). Dr. Cohen also serves as Vice Chair of the Health Section Governing Board of BIO., . Dr. Cohen serves on the Board of Directors of Dyax Corp. He previously served as Director and Chairman of the New York Biotechnology Association (NYBA). He also serves as a member the Columbia-Presbyterian Health Sciences Advisory Council and was awarded Columbia University’s Alumni Medal for Distinguished Service. In 2013 Dr. Cohen granted the New York CEO Meeting Lifetime Achievement Award and the PM360 Trailblazer Award for Best Specialty Pharma/Biotechnology Company. Dr. Cohen was named NeuroInvestment’s (now called NeuroPerspective) CEO of the Year and was recognized by PharmaVoice Magazine as one of the 100 Most Inspirational People in the Biopharmaceutical Industry. He is a recipient of the Ernst & Young Entrepreneur of the Year Award for the New York Metropolitan Region and is an inductee of the National Spinal Cord Injury Association’s “Spinal Cord Injury Hall of Fame.” In 2010, Dr. Cohen was recognized by the New York Biotechnology Association as the NYBA “The Cure Starts Here” Business Leader of the Year.

We are proposing to adopt the following resolution:

“RESOLVED, to elect Dr. Ron Cohen, M.D as an External Director of Vascular Biogenics Ltd., in accordance with the requirements of the Companies Law.”

Proposal Two

The Board recommends the election of Mr. Philip Serlin, CPA as an external director of the Company.

The Board has previously determined that, subject to the determination of the audit committee described below, Mr. Philip Serlin, CPA satisfies the Companies Law’s external director requirements as well as the independent director requirements under the NASDAQ Listing Rules and the SEC rules.

Subject to the election of Mr. Serlin as an external director, he shall be entitled to an annual cash compensation in accordance with regulations promulgated under the Companies Law, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board of Directors and its committees, where travel to and from these meetings will be reimbursed separately.

In addition, our Board has determined that, following his election as an external director and subject to obtaining the approvals required under the Companies Law with respect to grants of compensation to directors and meeting the requirements for compensation of external directors, the Company will to grant to Mr. Serlin options to purchase ordinary shares under our Employee Share Ownership and Option Plan (2014), as follows: (i) 30,000, upon nomination; (ii) 10,000, on the 1st anniversary of the nomination; and (iii) 10,000 on the 2nd anniversary of the nomination (each, “Date of Grant”). The options shall vest on a quarterly basis for a period of three years as of the Date of Grant. The exercise price would be equal to the average closing sales price per share of our ordinary shares on the Nasdaq Global Market over the thirty trading day period prior to the grant date.

The Company has received a statement from Mr. Serlin, in which he declares that he meets all of the requirements applicable to external directors as set forth in the Companies Law. Furthermore, Mr. Serlin meets the requirement of the Companies Law of an external director who qualifies as an “expert director”.

The following biographical information is provided with respect to Mr. Serlin and is based upon information furnished to the Company by Mr. Serlin:

Mr. Serlin serves as Chief Financial & Operating Officer of BioLineRx as of May 2009. Prior to joining BioLineRx, Mr. Serlin was Chief Financial Officer and Chief Operating Officer of Kayote Networks Ltd. Mr. Serlin also served as Chief Financial Officer of Tescom Software Systems Testing Ltd. (TASE:TSCM), an IT services company publicly traded in both Tel Aviv and London. His background also includes senior positions at Chiaro Networks Ltd. and at Deloitte, where he was head of the SEC and U.S. accounting department at the National Office in Tel Aviv, as well as seven years at the SEC at its Washington, D.C., headquarters. Mr. Serlin is a CPA and holds a Master’s degree in Economics and Public Policy from The George Washington University.

We are proposing to adopt the following resolution:

“RESOLVED, to elect Mr. Philip Serlin, CPA as an External Director of Vascular Biogenics Ltd., in accordance with the requirements of the Companies Law.”

The vote required for the election of each of Dr. Ron Cohen, M.D and Mr. Philip Serlin, CPA as external directors is the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (excluding abstentions).

In addition, election of Dr. Ron Cohen, M.D and Mr. Philip Serlin, CPA as external directors requires that either of the following two voting requirements be met as part of the approval of each of them by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors of the Company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include a person that holds 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights in the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. A “personal interest” of a shareholder includes an interest of any person in an action or transaction of the Company, including a personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the Company. A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter.

A shareholder must inform the Company before the vote (or if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder has a personal interest in approval of either Proposal One or Proposal Two, and failure to do so disqualifies the shareholder from participating in the vote. Since it is highly unlikely that any of our shareholders has a personal interest in these matters and in order to avoid confusion in the voting and tabulation process, a shareholder who signs and returns a proxy card will be deemed to be confirming that such shareholder, and any related party of such shareholder, has no personal interest with respect to the approval of the election of the external directors and their remuneration. If you believe that you, or a related party of yours, possesses a personal interest and you wish to participate in the vote on Proposal One or Proposal Two, you should indicate such personal interest in the space provided on the proxy card, and you should contact our Company’s General Counsel at +972-3-6346450 or Fax; +972-3-6346449, who will advise you as to how to submit your vote for Proposal One or Proposal Two. If you hold your shares in “street name” and believe that you, or a related party of yours, possesses a personal interest in the approval of Proposal One or Proposal Two, you should contact the representative managing your account, who should then contact our General Counsel on your behalf.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of Proposal One and Proposal Two.

ADDITIONAL INFORMATION

The Company’s Registration Statement, filed on Form F-1 with the SEC on September 30, 2014 and the Final Prospectus related thereto, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.vblrx.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Or Yehuda, Israel January 6, 2015	By order of the Board of Directors: Dr. Bennett M. Shapiro, Chairman of the Board of Directors